August 14, 2014

VIA EDGAR

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Walter Investment Management Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Form 10-Q for the Fiscal Quarter Ended March 31, 2014
Filed May 8, 2014
File No. 001-13417

Dear Mr. Pande:

We are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 1, 2014, relating to the above-referenced documents (the “Staff Comment Letter”).

For your convenience, each numbered paragraph of this letter corresponds to the similarly numbered paragraph of the Staff Comment Letter, and we have reproduced each Staff comment in bold prior to providing our response thereto.

December 31, 2013 Form 10-K

Item 1A. Risk Factors, page 17

1.	We note your disclosure that the risks included in this section are not the only risks that may have a material adverse effect on you. Please advise as to whether there are additional risks or uncertainties that the company is aware of that may have a material effect but that have not be included in your annual or quarterly reports. In future filings, please revise to state that all known material risks have been discussed.

We are not aware of any additional risks or uncertainties that may have a material effect but that have not been included in our annual or quarterly reports.

In response to the Staff’s comment, we have included the following language on page 101 in Part II, Item 1A of our Form 10-Q for the Fiscal Quarter Ended June 30, 2014, filed on August 11, 2014 (the “2014 Second Quarter Form 10-Q”), under the heading “Risk Factors”, and will include substantially similar language in our future filings, if applicable:

“In addition to the other information set forth in, or incorporated by reference in, this report, you should carefully review and consider the risks and uncertainties described below and in Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013, which are the risks and uncertainties that could materially adversely affect our business, prospects, financial condition, cash flows, liquidity, results of operations, our ability to pay dividends to our stockholders and/or our stock price. In addition, to the extent that any of the information contained in this report or in our Annual Report on Form 10-K for the year ended December 31, 2013 constitutes forward-looking information, the risk factors set forth below and in such Annual Report are cautionary statements identifying important factors that could cause our actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on our behalf.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 63

2.	You disclose that you present the non-GAAP measure Core Earnings in an attempt to provide a better metric to evaluate your underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of the business for a given period. Please change the name of this non-GAAP measure in future filings to more accurately reflect its content, eliminating the use of the word “core”. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of share-based compensation expense and amortization of acquired servicing rights to arrive at “core” earnings implies that management and other personnel costs and costs related to servicing rights are not an inherent part of your core operations.

In response to the Staff’s comment, in our 2014 Second Quarter Form 10-Q, management referred to this non-GAAP measure as “Adjusted Pre-Tax Earnings (Loss)” and removed all references to the word “Core” in disclosure discussing non-GAAP measures so as not to imply that the excluded items are not part of our central or essential operations.

Business Segment Results – Servicing, page 70

3.	We note your tables that provide information on servicing and sub-servicing rights capitalized and not capitalized. Please revise future filings to clearly explain when you do or do not capitalize servicing and sub-servicing rights. Your explanation should allow an investor to understand how your various business strategies impact the information included in these tables and how they impact your financial statements and allow an investor to better understand why sub-servicing rights not capitalized are relevant to your business and financial results. Please provide us with your proposed disclosure.

Sub-servicing rights not capitalized are relevant to our business because we generate revenues through sub-servicing arrangements. We discuss this on page 7 in Part 1, Item 1 of our Form 10-K for the Fiscal Year Ended December 31, 2013 (the “2013 Form 10-K”), under the caption “Business”, where we state that:

-Page 2-

“As a sub-servicer we earn a contractual fee on a per-loan basis and the right to any ancillary fees, and we are reimbursed for any servicing advances we make on delinquent or defaulted mortgages generally in the following month.”

Further, on page 56 in Part II, Item 7 of our 2013 Form 10-K under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we state that:

“We recognize servicing revenue and fees on servicing performed for third parties in which we either own the servicing rights or act as sub-servicer. This revenue includes contractual fees earned on the serviced loans, incentive and performance fees earned based on the performance of certain loans or loan portfolios serviced by us, and loan modification fees.”

In addition, on page 108 in Part II, Item 7 of our 2013 Form 10-K under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we include the language quoted below that is not in bold. In response to the Staff’s comment, in future Form 10-K filings we currently plan to expand our disclosure regarding the Company’s accounting policy related to servicing assets and liabilities by including disclosure substantially similar to the language quoted below that is in bold:

“Capitalized servicing rights have historically related to servicing and sub-servicing contracts acquired in connection with business combinations. Recently, the Company has also acquired the rights to service loans through the purchase of such rights from third parties or through the transfer of loans with servicing rights retained. The Company records a servicing asset or liability on the consolidated balance sheets when the Company estimates the fee it receives to service the loans is greater or less than adequate compensation for providing the servicing activities. Servicing rights, including those recognized in connection with transfers of loans with servicing rights retained, are recorded at fair value at inception and are subsequently accounted for using the amortization method or the fair value measurement method, based on the Company’s strategy for managing the risks of the underlying portfolios. Risks inherent in servicing rights include prepayment and interest rate risks.”

Finally, in response to the Staff’s comment, on page 72 in Part 1, Item 2 of our 2014 Second Quarter Form 10-Q under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we included the following new language (and will include substantially similar language in future filings, if applicable):

“Our Servicing segment services loans where we own the servicing right and on behalf of other servicing right or mortgage loan owners, which we refer to as “sub-servicing.” A sub-servicing asset (or liability) is recognized on our consolidated balance sheet when the sub-servicing fee is deemed to be greater (or lower) than adequate compensation for the servicing activities performed by the Company. No sub-servicing asset or liability is recorded if the amounts earned represent adequate compensation. Generally, no servicing asset or liability is recognized when we enter into new sub-servicing contracts; however, previously existing contracts acquired in a business combination may be deemed to provide greater (or lower) than adequate compensation.”

-Page 3-

Financial Statements

Note 22. Income Taxes, page F-74

4.	We note your disclosure on page F-76 related to the changes in your deferred tax asset valuation allowance during 2013. Please revise future filings to explain the facts and circumstances related to the remaining valuation allowance recorded. Please provide us with your proposed disclosure.

In response to the Staff’s comment, we will expand our disclosure in our future Form 10-K filings to more fully explain the facts and circumstances related to the remaining deferred tax asset valuation allowance. We expect the disclosure to be substantially similar to the following draft language:

“The deferred tax asset valuation allowance as of December 31, [        ] is predominantly attributable to certain non-deductible expenses and net operating loss carry forwards where the Company believes it is more likely than not that these deferred tax assets will not be realized in the ordinary course of operations before they expire.”

Index to Exhibits, page 120

5.	We note that you intended to file the consent of Ernst & Young as Exhibit 23 to the annual report. It does not appear that you have filed the consent. Please file an amendment to your annual report which includes the appropriate consent.

On August 14, 2014, we filed an amendment to our 2013 Form 10-K solely to file the consent of Ernst & Young LLP, the Company’s independent registered certified public accounting firm, as Exhibit 23 thereto.

March 31, 2014 Form 10-Q

Item 1A. Risk Factors

Servicing of mortgage loans subject to National Mortgage Settlement, page 102

6.	We note your disclosure that you determined that you had not complied with various metrics of the National Mortgage Settlement. Please provide expanded disclosure explaining the metrics and how you failed to comply with them. Explain the form and function of the Monitor. Confirm that you will revise your disclosure to include this information in future filings.

On May 8, 2014, at the time we filed our Form 10-Q for the Fiscal Quarter Ended March 31, 2014, the Monitor had not finalized his conclusions with respect to which National Mortgage Settlement metrics we had not met, and we were still in discussions with the Monitor about these matters. The Monitor’s report was filed on May 14, 2014 and is now available to the public. We have been, and expect to continue to be, in regular contact with the Monitor about our remediation and subsequent testing. Our 2014 Second Quarter Form 10-Q provides an update on the status of this matter, and includes supplemental information about the Monitor’s form, function and findings. In future filings we will provide further updates of material information as required.

-Page 4-

The relevant language from our 2014 Second Quarter Form 10-Q, which appears on page 101 in Part II, Item 1A under the heading “Risk Factors”, is as follows:

“We are required to service some of our mortgage loans in accordance with the National Mortgage Settlement standards, and our failure to meet those standards has harmed, and may continue to harm, our reputation and business.

In connection with our purchase of Fannie Mae MSRs from ResCap on January 31, 2013, we agreed to service the mortgage loans for which the MSRs were acquired in accordance with the servicing standards set forth in a Consent Judgment, the National Mortgage Settlement, filed on April 4, 2012 in a legal proceeding involving ResCap as a party. During initial testing of our adherence to these servicing standards in the calendar quarter ended December 31, 2013, we determined that we had exceeded threshold error rates for certain servicing metrics. We have reported our findings to the Monitor, who was appointed under the Consent Judgment and charged with responsibility to determine whether the servicers subject to the NMS are complying with the standards and satisfying the requirements of the Consent Judgment. On May 14, 2014, the Monitor filed a report with the Consent Judgment court, stating that we had potential violations in respect of 8 of the 28 metrics tested (including two relating to bankruptcy filings, two relating to pre-foreclosure matters, and one relating to each of the following: waived fees; vendor management; complaints; and loan modifications). We have since submitted to the Monitor corrective action plans designed to address and cure the root causes of the failed metrics and to prevent future recurrences. These plans have been approved by the Monitor and retesting of the 8 metrics will take place in the calendar quarter ending September 30, 2014. In approving the corrective action plans, the Monitor reached the preliminary conclusion that 3 of our potential violations were widespread, and in accordance with the NMS procedures we have submitted for the Monitor’s review remediation plans for all borrowers affected by the potential violations. We believe this incident has caused us reputational damage and may have adversely affected our business development activities. We cannot predict whether or to what extent our business will be adversely affected by these events, if at all. Further, although we are devoting considerable resources to ensuring that in subsequent testing periods we will be found to have met the NMS requirements, there is no assurance that our corrective action plans will be successful and that we will meet all other NMS requirements. In addition, if in the future we again fail any of the 8 servicing metrics failed in the Monitor’s May 14, 2014 report, we may be obligated to indemnify ResCap in the event ResCap is fined or penalized as a result of our conduct.”

Financial Statements

Note 24. Commitments and Contingencies, page 46

7.	We note the disclosure of your various loss contingencies including tax loss contingencies. With respect to your legal contingencies and any other significant contingencies, please tell us and revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:

a.	the amount or range of reasonably possible losses in addition to amounts accrued, or

-Page 5-

b.	that reasonably possible losses cannot be estimated, or

c.	that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Refer to ASC 450-20-50 for guidance.

Based on recent events, we have expanded our disclosure regarding loss contingencies on pages 45-48 in Note 23, “Commitments and Contingencies”, contained in Part 1, Item 1 “Financial Statements” of our 2014 Second Quarter Form 10-Q, to include information around reasonably possible losses where a range could be estimated in addition to amounts accrued for probable losses, as follows:

“The Company, its subsidiaries and current and former officers and employees are involved in litigation, investigations and claims arising out of the normal conduct of its business. The Company estimates and accrues liabilities resulting from such matters based on a variety of factors, including outstanding legal claims, proposed settlements and assessments of pending or threatened litigation. These accruals are recorded when the costs are determined to be probable and are reasonably estimable. Facts and circumstances may change that could cause the actual liabilities to exceed the accrued amounts or that may require adjustments to the recorded liability balances in the future. The Company believes the estimate of the aggregate range of reasonably possible losses, in excess of reserves established, for the normal course of business proceedings, is from $0 to approximately $6.0 million at June 30, 2014.”

Additional loss contingencies with estimated probable losses or ranges of possible loss as disclosed in our 2014 Second Quarter Form 10-Q include: (i) our estimated liability associated with mortgage origination representations and warranties exposure, for which we recorded $10.3 million at June 30, 2014 and for which our maximum exposure is generally the unpaid principal balance of loans sold by us through a date certain; and (ii) a curtailment obligation liability of $60.4 million at June 30, 2014, and reasonably possible additional exposure relating to curtailment of $120.7 million at June 30, 2014.

In addition, the aforementioned commitments and contingencies disclosure on pages 45-48 of our 2014 Second Quarter Form 10-Q now concludes with the following sentence:

“Except as set forth above, the Company cannot estimate reasonably possible losses arising from commitments and contingencies.”

We will update this information as necessary and appropriate in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 52

8.	Considering the significance of the transaction, please revise future filings to disclose additional relevant information related to the $13.1 million benefit related to the settlement of amounts associated with a servicing contract included in your net servicing revenue during the quarter ended March 31, 2014. Please provide us with your proposed disclosure.

-Page 6-

In response to the Staff’s comment, on page 75 in Part 1, Item 2 of our 2014 Second Quarter Form 10-Q under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we have provided additional relevant information relating to the $13.1 million benefit identified in the Staff’s comment, and will include substantially similar disclosure in future filings (as applicable):

“Additionally, $13.1 million of the increase during the six months ended June 30, 2014 resulted from a benefit due to the settlement of differences in views between a prior servicer and the Company on how certain fees were recognized under a contract.”

Business Segment Results, page 66

9.	Considering the significance of the financial results of the Other segment to your consolidated results, please revise future filings to provide a quantitative discussion of the financial results of this segment for the periods presented. Please provide us with your proposed disclosure.

In response to the Staff’s comment, on page 84 in Part 1, Item 2 of our 2014 Second Quarter Form 10-Q under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we added a quantitative discussion of the financial results of our Other non-reportable segment given the significant increase in revenue during the period, as follows:

“Other Non-Reportable

Other Revenues

Other revenues for our Other non-reportable segment consist primarily of asset management performance fees, and to a lesser extent, other interest income. Other revenues increased $32.9 million and $31.8 million for the three months ended June 30, 2014 as compared to the same periods of 2013, respectively, due primarily to $34.2 million in asset management performance fees collected and earned in connection with the investment management of a fund during the current quarter.

Interest Expense

Interest expense for our Other non-reportable segment relates to our corporate debt. Interest expense on corporate debt increased $6.3 million and $17.5 million during the three and six months ended June 30, 2014 as compared to the same periods of 2013, respectively, due primarily to a higher average balance of our corporate debt due to corporate debt transactions throughout 2013. These transactions increased average corporate debt by $527.7 million and $680.6 million for the three and six months ended June 30, 2014 as compared to the same periods of 2013, and included incremental borrowings under our 2012 Term Loan and related subsequent refinancing activities under our 2013 Term Loan and the issuance of our Senior Notes. The increase in the average balance of our corporate debt was partially offset by a decrease in the average rate of 0.52% and 0.56% for the three and six months ended June 30, 2014 in comparison to 2013, respectively, related to the financing transactions which resulted in a lower cost of debt.”

-Page 7-

In future filings we will continue to expand our discussion of our Other non-reportable segment results of operations as necessary and appropriate.

*        *        *

In connection with this comment response letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact me at (813) 421-7634.

Sincerely,

/s/ Gary L. Tillett
Gary L. Tillett
Executive Vice President and
Chief Financial Officer

cc:	Securities and Exchange Commission
Michael Volley
Erin Purnell
Todd Schiffman

-Page 8-